November 18, 2008

VIA EDGAR TRANSMISSION AND FACSIMILE

(202) 772-9217

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Ligand Pharmaceuticals Incorporated
Registration Statement on Form S-4
File No. 333-154454

Dear Mr. Riedler:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Ligand Pharmaceuticals Incorporated (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-4 referred to above be accelerated so that it will become effective at 4:00 p.m. Eastern Standard Time on Thursday, November 20, 2008 or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

10275 Science Center Drive    •    San Diego, CA 92121-1117    •    p: (858) 550-7500    •    f: (858) 550-1825

This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Latham & Watkins LLP, confirming this request.

Thank you for your assistance and cooperation in this matter.

Very truly yours,

Ligand Pharmaceuticals Incorporated

By:	/s/ John Sharp
John Sharp, Vice President, Finance and
Chief Financial Officer

cc:        Scott N. Wolfe, Esq., Latham & Watkins LLP